SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

FRIENDFINDER NETWORKS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

358453 30 6
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.: 358453 30 6	13G	Page 2 of 7 Pages

(1)	NAMES OF REPORTING PERSONS	Mapstead Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
	(see instructions)	(b)	☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER	3,105,073

(6)	SHARED VOTING POWER	0

(7)	SOLE DISPOSITIVE POWER	3,105,073

(8)	SHARED DISPOSITIVE POWER	0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,105,073

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.82%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

CUSIP No.: 358453 30 6	13G	Page 3 of 7 Pages

(1)	NAMES OF REPORTING PERSONS	Lars Mapstead

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
	(see instructions)	(b)	☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER	30,000

(6)	SHARED VOTING POWER	3,105,073

(7)	SOLE DISPOSITIVE POWER	30,000

(8)	SHARED DISPOSITIVE POWER	3,105,073

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,135,073

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.90%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

CUSIP No.: 358453 30 6	13G	Page 4 of 7 Pages

(1)	NAMES OF REPORTING PERSONS	Marin Mapstead

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
	(see instructions)	(b)	☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER	0

(6)	SHARED VOTING POWER	3,105,073

(7)	SOLE DISPOSITIVE POWER	0

(8)	SHARED DISPOSITIVE POWER	3,105,073

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,105,073

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.82%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

CUSIP No.: 358453 30 6	13G	Page 5 of 7 Pages

Item 1(a)	Name of Issuer:	FriendFinder Networks Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6800 Broken Sound Parkway NW, Suite 100
Boca Raton, FL 33487

Item 2(a)	Name of Person Filing:	Mapstead Trust
Lars Mapstead
Marin Mapstead

Item 2(b)	Address of Principal Business Office or, if none, Residence:

180 Horizon Way
Aptos, CA 95003

Item 2(c)	Citizenship:	United States

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	358453 30 6

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	OWNERSHIP

(a)	Amount beneficially owned:	3,135,073*

(b)	Percent of class:	8.90%*

(c)	Number of shares as to which Mapstead Trust has:

(i)	Sole power to vote or direct the vote:	3,105,073	*
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	3,105,073	*
(iv)	Shared power to dispose or to direct the disposition of:	0

CUSIP No.: 358453 30 6	13G	Page 6 of 7 Pages

Number of shares as to which Lars Mapstead has:

(i)	Sole power to vote or direct the vote:	30,000
(ii)	Shared power to vote or direct the vote:	3,105,073	*
(iii)	Sole power to dispose or to direct the disposition of:	30,000
(iv)	Shared power to dispose or to direct the disposition of:	3,105,073	*

Number of shares as to which Marin Mapstead has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	3,105,073	*
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	3,105,073	*

*
The shares are owned by Maptead Trust, as to which Lars Mapstead and Marin Mapstead are co-trustees.  The shares include 462,992 shares owned by the Trust as of December 31, 2012 and a maximum of 2,642,081 shares that could be acquired by conversion of Non-Cash Pay Second Lien Notes held by the Trust.  The number of shares into which all outstanding Notes are convertible is limited by the applicable indenture, and if other Noteholders elect to convert their Notes prior to or contemporaneously with the Trust, the Trust may be permitted to convert less Notes and acquire fewer shares.  In addition, Lars Mapstead holds options for 30,000 shares that were exercisable as of December 31, 2012 or within 60 days of December 31, 2012.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following    ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 358453 30 6	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	MAPSTEAD TRUST

	By:	/s/ Alan W. Becker
Alan W. Becker
Attorney-in-Fact

/s/ Alan W. Becker
Alan W. Becker, as attorney-in-fact for
Lars Mapstead

/s/ Alan W. Becker
Alan W. Becker, as attorney-in-fact for
Marin Mapstead